Exhibit 1

Media

Release

10 JUNE 2015

Westpac Group’s new operating model to accelerate Service Revolution

Westpac Chief Executive Officer, Brian Hartzer, today announced a new, simplified organisational structure for its Australian retail and business banking operations designed to accelerate the Group’s customer focused strategy.

Under the new structure, two new divisions are being created:

•                   Consumer Bank – responsible for all consumer banking products and services under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. It will be led by George Frazis.

•                   Commercial and Business Bank - responsible for serving small and medium enterprises, commercial and agri-business customers, as well as asset and equipment finance. Specialist business bankers will continue to operate under their respective brands. The division will be led by David Lindberg.

Each division will be responsible for improving the end-to-end service experience of their respective customer segments and will have dedicated product, marketing and digital capabilities.

Mr Hartzer said the simpler structure will clarify accountability and better align resources to customer segments, while maintaining the Group’s unique family of brands.

“We recently set an ambition to be one of the world’s great service companies, and this new structure will accelerate our progress towards this goal.

“By appointing a single Executive for each major segment, the new structure clarifies accountability and allows us to create simpler, consistent, end-to-end processes, such as creating one way to open a transaction account or approve a mortgage. This will help to deliver efficiencies.

“At the same time, the new structure enables us to drive product and digital innovation specific to the needs of our customer segments and brands.

“We are determined to preserve the strength of our unique family of brands while becoming more agile in meeting the needs of customers and adapting to changing market dynamics,” Mr Hartzer said.

Consumer Bank

The distinct positions of each of Westpac’s brands—Westpac, St.George, BankSA, Bank of Melbourne and RAMS—will be preserved and supported by a dedicated product and marketing and digital capability. Under the new structure General Managers of each of the brands will report to George Frazis.

George Frazis is currently Group Executive, St.George Banking Group, a position he has held since April 2012. During the past three years, George has invigorated the St.George franchise and delivered strong returns for the Group.

George joined the Westpac Group in March 2009 as Chief Executive, Westpac New Zealand Limited. He is a highly experienced financial services executive, having previously been a group executive of National Australia Bank and a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division.  George was previously a partner with the Boston Consulting Group and an officer in the Royal Australian Air Force.

Commercial and Business Bank

The new Commercial and Business Bank division, led by David Lindberg, will bring together specialised business bankers from each of the brands, equipment and asset finance businesses, as well as responsibility for business products, marketing and digital. This new operating division will ensure greater focus on business customers, an important area of growth for the Group.

David Lindberg is currently Chief Product Officer, responsible for the Group’s retail and business product and digital banking offerings across all brands. In this role, David has led the simplification of products and services, and has been responsible for the highly successful roll-out of Westpac Live. Prior to joining Westpac in 2012, David held senior executive positions in the Commonwealth Bank of Australia and ANZ. He commenced his career at First Manhattan Consulting Group, where he worked from 1999 to 2008.

Additional management changes

As a result of the new management structure, Jason Yetton, Group Executive, Westpac Retail & Business Banking is leaving Westpac to pursue other opportunities. Responsibility for all other divisions of the Group remains unchanged.

Mr Hartzer said: “After more than 20 years with Westpac and BT, Jason Yetton is leaving the Group to pursue opportunities outside the organisation. I would like to thank Jason for his significant contribution over many years.

“Since taking up the leadership of Westpac Retail & Business Banking in 2011, Jason has delivered consistently strong financial results as well as making Westpac number one in customer satisfaction. I wish Jason all the best for the future.”

The new structure will take effect immediately. However, given the Group has operated under the previous structure for almost three quarters of the year, it will report its full year to 30 September 2015 financial results under the previous organisational structure.

The Westpac Group Executive Team will comprise:

For Further Information

David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
T. 02 8219 8512	T. 02 8253 4008
M. 0419 683 411	M. 0438 284 863